Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Ltd. and United Carina Resources Corp. Begin drilling at Hatchet Lake

Vancouver, British Columbia, March 19, 2007 – Entourage Mining Ltd.(OTCBB:ETGMF) (“Entourage” or the “Company”), in conjunction with United Carina Resources Corp. (“United Carina”) as operator, has commenced an 8-hole drill program on the companies’ 50 % joint venture Hatchet Lake uranium prospect situated on the eastern edge of the Athabasca Basin in north-central Saskatchewan. The Company anticipates that the holes will be drilled to a minimum depth of 125 meters using NQ-size core.

The Hatchet Lake property is situated in the eastern Athabasca Basin, Saskatchewan, 30 kilometers north of major uranium production centers near the Rabbit Lake and McClean Lake mines and their associated high-grade unconformity uranium deposits. The claims also lie on a Northeast-Southwest geological trend that hosts major uranium deposits and mines, namely Cigar Lake, McArthur River, Midwest, Millenium and the JEB. Purepoint Uranium Group Inc.’s Red Willow project is contiguous to the Hatchet Lake property’s southern boundary. The property is located near the edge of the basin and therefore the targets are located at very shallow depths. The prospect consists of 16,990 hectares (41,864 acres) of contiguous claims that have been subject to previous exploration for uranium. Previous work on the claims have yielded surface showings of 0.3% to 1.4% U3O8.

In the summer of 2005, encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca Basin. Line cutting and ground geophysics were completed on the claim block in January 2006 followed by a weather-shortened 5-hole drill program. The drill holes, totaling 376.7 meters intersected Athabasca sandstone underlain by faulted basement rocks. Secondary hematite alteration accompanies the faulting and fracturing in all the holes and in hole C-04 there was radioactivity associated with the secondary hematite.

Slightly elevated values obtained for uranium, lead and yttrium are considered to be favorable indicators of a mineralizing system similar to that at the major deposits in the region. In addition, 17 drill core chips were analyzed by short-wave infrared reflectance spectroscopy to determine the dominant clay mineralogy. The clay alteration assemblages in the basement rocks were found to be consistent with alteration phases recognized at uranium deposits/mines in the area.

The Qualified Person on the project, as that term is defined in National Instrument 43-101, is Daniel Studer, PGeo, of Saskatoon, Sask.

Entourage has the right to earn 50% of the Hatchet Lake claims from United Carina.

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

On behalf of the Board,
Entourage Mining Ltd.
“Gregory Kennedy”

Gregory F Kennedy
President

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368